Lawler & Associates
a professional law corporation

29377 Rancho California Rd, Suite 204
Temecula, California, 92591
Telephone: 951-676-4900
Facsimile: 951-676-4988

       W.    Scott Lawler, Esq.
              Admitted in California and Utah

Wednesday, April 29, 2009

Via Edgar and Facsimile (202-772-9368)
H. Roger Schwall
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:           Braeden Valley Mines, Inc. (“Braeden Valley)
Registration Statement on Form S-1
Filed March 17, 2009
File No. 333-158062

Dear Mr. Schwall:

The purpose of this correspondence is to respond to your letter dated April 15, 2009. I have copied the text of your inquiries and retained your numbering for ease of reference.

General

Inquiry 1. We note that the sole selling security holder owns 66.7% of the outstanding shares, and that you are registering for resale on behalf of the sole selling security holder 75% of those shares. In addition, the Company’s three promoters own 1005 of the authorized, outstanding shares. Given the nature and size of the transaction being registered, as well as the circumstances under which the selling shareholder received the shares and the amount of time that shares have been held, the transaction appears to be a primary offering.

Please revise the cover page of your filing to identify the sole selling security holder as an underwriter, as required by Item 501(b)(8) of Regulation S-K. Please also revise your Plan of Distribution disclosure on page 13 to Identify the sole selling security holder as an underwriter, as required by Item 508 of Regulation S-K.

Also revise the disclosure that the shares will sell at the offering price until your stock is quoted on the OTCBB, as you are not eligible to conduct a primary “at-the-market” offering. See Securities Act Rules 415(a)(4) and 415(a)(1)(x).

In the alternative, provide a detailed analysis as to why the offering of the sole selling security holder’s shares should not be characterized as a primary offering with the sole selling security holder acting as an underwriter.

Response to Inquiry 1. We agree that the offering should be characterized as a primary offering with the sole selling security holder acting as an underwriter. We have added the required language on the cover page of the prospectus and in the Plan of Distribution to identify the selling shareholder as an underwriter. We have also revised all references to disclosure that the shares will sell at the offering price until the stock is quoted on the OTCBB and made it clear that the offering will be at a fixed price of $0.05 per share.

Inquiry 2.  Please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415.

Response to Inquiry 2. We have amended the document by removing the Rule 415 check mark from the cover page of the registration statement.

Inquiry 3.  In the “Calculation of Registration Fee” table on page 2 and on your prospectus cover page, you state an offering price of $0.05 per share. However, in footnote one on page 2, you state a $0.10 per share offering price. Revise for consistency.

Response to Inquiry 3. We have revised footnote one on page 2 to state that the offering price is $0.05 per share.

Table of Contents, page 4

Inquiry 4.  Please revise your page number references to correctly identify the pages where the relevant disclosures are located.

Response to Inquiry 4. We have revised the page number references to correctly identify the pages where the relevant disclosures are located.

Prospectus Summary, page 6

Inquiry 5.  We note your statement that you have “acquired an option to purchase an interest in four (4) unpatented lode mining claims”. However, Exhibit 10 – the only material contract you have filed – appears to be a lease agreement, and not an option to purchase. If you have an option to purchase these mineral claims, file it as an exhibit. In addition, we note your contradictory disclosures on pages 19-20, where on one sentence you state that you entered into a “lease agreement with Altair Minerals, Inc.,” but in the next you refer to the terms of “this option agreement.” Revise your disclosure throughout your prospectus to clarify your true interest in these mineral claims, which are your only assets.

Response to Inquiry 5. The statement that Braeden Valley has acquired an option to purchase an interest in four (4) unpatented lode mining claims was made in error and has been removed throughout the prospectus.

The Offering, page 6

Inquiry 6.  Please revise this section to present the information disclosed in a logical manner.

Response to Inquiry 6. It is unclear as to what is meant by “in a logical manner” in this comment. However, we have revised the disclosure to be in a manner that we believe is consistent this comment.

Risk Factors, page 7

Inquiry 7.  We note your statement that “the following risk factors, among others, could cause…” Please note that you are required to disclose all known material risks. Accordingly, revise the third introductory paragraph to remove the suggestion that there are other, undisclosed material risks.

Response to Inquiry 7. We have revised the third introductory paragraph to remove the suggestion that there are other undisclosed material risks.

Because Our Executive Officer Has Other Business Interests … page 9

Inquiry 8.  Here or in another appropriate place, disclose approximately how many hours per week Mr. Lyons, your sole officers, will devote to your business.

Response to Inquiry 8. We have added to the disclosure in this section that until Braeden Valley commences development of the New Dawn Property, Mr. Lyons will devote as much time as necessary to Braeden Valley’s operations, which we believe is no more than 5-10 hours per week and up to 30 hours per week once development commences.

The Imprecision of Mineral Deposit Estimates May Prove … page 9

Inquiry 9. As you have no reserves, please remove this risk factor.

Response to Inquiry9. We have deleted this risk factor.

Dilution, page 13

Inquiry 10. We note that in August 2008 you issued shares to your officers and directors in exempt offerings at $0.0005 per share, but that the selling shareholder – your sole officer – intends to sell his securities in this registration statement at an initial price of $0.05 per share, which is one-hundred times more than he purchased them for. Revise this section to provide the information required by Item 506 of Regulation S-K. Based on the substantial disparity between the public offering price and the effective cash cost of securities to officers and directors, also include risk factor disclosure of the substantial dilution that investors will experience.

Response to Inquiry 10. We have added in the section entitled “Dilution”, the information required by Item 506 of Regulation S-K. We have also included disclosure of the substantial dilution that investors will experience at the end of Risk Factor section.

Glossary of Mining Terms, page 15

Inquiry 11. Please include in your glossary only terms that you actually use in the prospectus and that would be helpful to an understanding of the disclosure in your document. For example, we note the terms “gabbro” and heap leach” in the glossary, but could not readily find these r the majority of the other defined terms used elsewhere in your disclosures.

Response to Inquiry 11. We have removed from the glossary those terms that are not used in the prospectus.

General Overview, page 19

Inquiry 12. Please provide objective support for your statement that your mineral leases are in a “world class” gold endowment where the potential of finding a large, high-grade, gold mine is favorable.”

Response to Inquiry 12. We have removed the following wording: “world class gold endowment where the potential of finding a large, high grade, gold mine is favorable,”

Inquiry 13. Identify who has recommended that you explore this property. In addition, disclose which studies you are referring to as defining a “target at a reasonable depth.”

Response to Inquiry 13. We have removed the first sentence in the paragraph referenced by this comment and have removed the word “reasonable” from the phrase “target at a reasonable depth”.

Property Description and Location, page 20

Inquiry 14. We note your references to a number of “Figures,” here and throughout your prospectus. Please include these figures in your disclosures or remove all references to them.

Response to Inquiry 14. We have deleted the references to “figures” throughout the prospectus.

Inquiry 15. You state that the four mineral claims are “in good standing until noon September 1, 2008, at which time the 2009 annual maintenance fees are due and payable.” This disclosure appears to have been stale when filed. Disclose when you paid the maintenance fees and whether the claims are still in good standing.

Response to Inquiry 15. This disclosure has been revised as it mistakenly referenced the applicable years. The annual maintenance fees for 2009 were paid on September 1, 2008 and are not due again until September 1, 2008. The amount of the fees ($125 per claim; $500 for all 4 claims) is included in the Mineral assets account on the Balance Sheet.

Inquiry 16. We note your statement that you have a “right to earn a 100% interest in these claims under the terms of an existing agreement.” Clarify to what agreement you are referring.

Response to Inquiry 16. We have deleted all references to the phrase noted in this comment as it is inaccurate.

Environmental Liabilities, page 21

Inquiry 17. Identify whom you are referring to when you say “the author.” We note your similar disclosure on pages 27 and 28.

Response to Inquiry 17. We have deleted all references to the phrase noted in this comment.

Inquiry 18. You state that “given that Nevada is generally regarded as the most mining district that has already seen mining activity, there is no reason to believe that the process of obtaining the requisite permits to operate would be particularly onerous.” Clarify what you mean in the first clause of this sentence. Also, explain why you believe that obtaining the required operating permits would not be “particularly onerous,” in light of your risk factor disclosure that none of your officers or directors has any experience in the mineral exploration industry.

Response to Inquiry 18. We have deleted the phrases noted in this comment.

History, page 22

Inquiry 19. We note your disclosure in this section of mines and other mineral properties that exist in the proximity of your leased properties. Such disclosure may cause investors to infer that your property also has commercial mineralization to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s properties. This type of disclosure also appears in the “Drilling Summary” section on page 27.

Response to Inquiry 19. We have deleted the disclosure in the section “History” and “Drilling Summary” described in this comment.

Recommendations, page 29

Inquiry 20. Identify who made the statement “in the opinion of this author, the property is of sufficient merit to warrant the exploration work recommended here.” Clarify whether this is the same “author” that you refer to in other parts of your prospectus.

Response to Inquiry 20. We have deleted the references to “this author” throughout the prospectus, including the reference described in this comment.

Inquiry 21. Explain why you believe that you will be able to stake an additional 20 claims to the north of your properties. Identify the date on which you last determined that the ground was unclaimed.

Response to Inquiry 21. We have deleted the reference to staking additional claims.

Management Discussion and Analysis or Plan of Operation, page 29

Inquiry 22. With respect to your exploration program, break out your budgeted expenditures for each phase to show how the funds will be allocated among the various line-items in your plan.

Response to Inquiry 22. We have provided the detailed budgeted expenditures for each phase as noted by this comment.

Inquiry 23. Clarify whether the $25,000 for operating expenses includes the advance minimum royalties due to Altair Minerals, Inc. under your mineral lease agreement. If it does not, include this expense as well.

Response to Inquiry 23. We have revised the operating expenses to $35,000 and noted that this amount includes the advance minimum royalties due to Altair Minerals.

Directors, Executive Officers and Significant Employees, page 31

Inquiry 24. Add the ages for Messrs. Lyons and Guiterrez on your table.

Response to Inquiry 24. We have added the ages as requested by this comment.

Leigh Lyons, page 31

Inquiry 25. Revise to reflect Outback Energy Corp’s name change to The Custom Restaurant & Hospitality Group, Inc. In addition, it appears that Mr. Lyons was the Chief Executive Officer and Chief Financial Officer of Custom Restaurant until February 2, 2009, in addition to being a director. This should be reflected in his biographical disclosure of business activities during the last five years. This comment also applies to Mr. Lyon’s service for American Petro-Hunter, where he was also the Chief Financial Officer, and Gold Mountain Exploration Corporation, where he was President.

Response to Inquiry 25. We have made the changes noted by this comment.

Inquiry 26. Include disclosure of Mr. Lyon’s service as the Chief Executive Officer and a director of Digital Ecosystems Corp. form 2005-2006, as well as any other officer or director positions that he has held in the last five years that you have not disclosed.

Response to Inquiry 26. We have included the disclosure described in this comment. All officer and director positions that he has held in the last five years are now included in his biographical disclosure.

Inquiry 27. It appears that Radial Energy Inc., is severely delinquent in its Exchange Act reporting obligations, as it has not filed any required reports since 2007, when it assigned all its assets to Coach Capital, LLC in satisfaction of a secured convertible promissory note. In addition, it appears that Gold Mountain Exploration Corporation has not made any required filings since June 2008. Include risk factor disclosure of the fact that companies run by your sole officer have a history of repeated failure to comply with the disclosure requirements of the federal securities laws.

Response to Inquiry 27. As I indicated in my telephone conference with Mr. John Lucas earlier this week, we have added a risk factor that Mr. Lyons has been an officer and director of Radial Energy and GoldMountain Resources and those companies have gone out of business. We also indicated that as a result, such companies are delinquent in their periodic reports. We believe that this is a more accurate portrayal of the circumstances and facts.

Inquiry 28. Clarify what you mean by an “AMP from Harvard Business School.”

Response to Inquiry 28. We have added disclosure to clarify that “AMP” is an Advanced Management Program offered by Harvard Business School.

Hilarrio Vanegas Guiterrez, page 31

Inquiry 29. Provide the disclosure required by Item 401 of Regulation S-K for Mr. Guiterrez.

Response to Inquiry 29. We have added the disclosure described in this comment.

Remuneration of Directors and Officers, page 31

Inquiry 30. Provide the disclosure required by Item 402 of Regulation S-K for the entire fiscal year ended December 31, 2008. You currently provide this information only through September 30, 2008.

Response to Inquiry 30. We have revised the Remuneration of Directors and Officers table so that it covers the entire fiscal year ended December 31, 2008.

Index to Exhibits, page 49

Inquiry 31. Include a reference to your counsel’s legality opinion, filed as Exhibit 5.

Response to Inquiry 31. We have included the reference to the legality opinion filed as Exhibit 5.

Inquiry 32. The registration statement must be signed by at least a majority of the board of directors. See Form S-1.

Response to Inquiry 32. The required majority of the board has signed the amended Form S-1.

Exhibit 5

Inquiry 33. It appears that your counsel is not licensed to practice law in Nevada, the jurisdiction in which you are organized. Please revise the opinion to indicate that your counsel is opining on the legality of the shares under Nevada law. In the alternative, remove the reference to the states in which your counsel is licensed to practice law.

Response to Inquiry 33. Legal counsel as revised the legal opinion to remove the references to the state4s in which counsel is licensed to practice law.

Exhibit 10

Inquiry 34. It appears that you have filed a draft version of your mineral lease agreement. Please file an executed copy with your next amendment.

Response to Inquiry 34. A signed copy of the mineral lease agreement is being filed with the amended Form S-1.

Thank you for your attention to this matter.  Please do not hesitate to contact me directly at 888-675-0888 with any questions regarding the foregoing.

Sincerely,

/s/ W. Scott Lawler
W. Scott Lawler, Esq.

cc: Braeden Valley Mines Inc.